Hypha Labs, Inc.

5940 S. Rainbow Boulevard

Las Vegas, Nevada 89118

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hypha Labs, Inc. Request for Qualification
Offering Statement on Form 1-A
File No. 024-12579

Ladies and Gentlemen:

Hypha Labs, Inc., a Nevada corporation, respectfully requests that the Securities and Exchange Commission issue a qualification order with regard to the Offering Statement on Form 1-A (File No. 024-12579), as amended, for the qualification to be issued as of 4:00 p.m. Eastern time on June 30, 2025, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ A. Stone Douglass
Name:	A. Stone Douglass
Title:	Chairman, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director